Filed Pursuant To Rule 433

Registration No. 333-275079

January 12, 2024

To: All Investors & Database

Date: 1/12/2024

SL: GBTC First Day of Trading Recap

Hi,

Following an exciting first day of GBTC trading as a spot Bitcoin ETF, we wanted to reach out to share a few key statistics and—more importantly—express our gratitude. The industry would not have achieved this historic milestone if not for Grayscale investors’ patience, support, and unwavering belief in Bitcoin, GBTC, and the Grayscale team.

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GBTC first began trading at 4:00AM on January 11th, 2024, during the pre-market session, making GBTC the first spot Bitcoin ETF to trade in the United States.
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GBTC was the most actively traded Bitcoin ETF yesterday, with a total of $2.3bn in value on NYSE Arca. GBTC was also the most actively traded commodity ETF across U.S. markets.
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Further, GBTC was the 9th most actively traded ETF in the entire U.S. marketplace.
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GBTC remained highly liquid, maintaining a 6 basis points* (2 cent) average bid-ask spread throughout the day.
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Trading activity indicated a wide base and variety of investors, from individuals to institutions, who were able to efficiently use GBTC for Bitcoin exposure.

GBTC has forged a path for all spot Bitcoin ETFs to come to the U.S. market, and we could not be happier for all of the interest in spot Bitcoin exchange-traded products coming to market, further broadening Bitcoin’s availability to an even wider investor base. This is massive progress not only for Grayscale, but for the entire crypto industry, and we are thrilled you are on this journey with us.

Thank you again for your support, and for helping us make history.

We did it!

The Grayscale Team

Source: Bloomberg L.P.

*A basis point is a common unit of measure for interest rates and other percentages in finance. Basis points are typically expressed with the abbreviations bp, bps, or bips.

The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

An investment in the Trust involves risks including possible loss of principal. The Trust holds Bitcoin; however, an investment in the Trust is not a direct investment in Bitcoin. As a non diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for any investor that cannot afford loss of the entire investment.

The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.